Mail Stop 6010

July 25, 2008

Yaron Menashe
Chief Financial Officer
Elbit Vision Systems Ltd.
1 Haofe St., Post Office Box 5030
Kadima, 60920 Israel

> **Re:** **Elbit Vision Systems Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-28580**

Dear Mr. Menashe:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief